Exhibit 21.1

Subsidiaries of Bioverativ Inc.

Name	Country or State in which a Subsidiary was Organized
Bioverativ Therapeutics Inc.	Delaware
Bioverativ U.S. LLC	Delaware
Bioverativ Pacific LLC	Delaware
Bioverativ Canada Inc.	Canada
Bioverativ Japan	Japan